EXPENSE LIMITATION AGREEMENT
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
INTERNATIONAL EQUITY PORTFOLIO

1290 Avenue of the Americas
New York, New York 10104

October 18, 2017

Neuberger Berman Investment Advisers LLC
1290 Avenue of the Americas
New York, New York 10104

Dear Ladies and Gentlemen:

Neuberger Berman International Equity Portfolio (“Fund”) is a series of Neuberger Berman Advisers Management Trust, a Delaware statutory trust (“Trust”).

You hereby agree, from October 18, 2017 until December 31, 2020 (the “Limitation Period”), to waive fees and/or reimburse annual operating expenses (excluding interest, taxes, transaction costs, brokerage commissions, dividend and interest expenses relating to short sales, acquired fund fees and expenses and extraordinary expenses, if any) (“Operating Expenses”) of the Class I shares of the Fund (the “Class”) so that the Operating Expenses of the Class are limited to 1.00% of the Class’s average daily net assets (the “Expense Limitation”). Commitment fees relating to borrowings are treated as interest for purposes of this exclusion.

The Fund agrees to repay you out of assets attributable to the Class for any fees waived by you under the Expense Limitation or any Operating Expenses you reimburse in excess of the Expense Limitation, provided that the repayment does not cause the Class’s Operating Expenses to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays you, whichever is lower. Any such repayment must be made within three years after the year in which you incurred the expense.

You understand that you shall look only to the assets attributable to the Class for performance of this Agreement and for payment of any claim you may have hereunder, and neither any other series of the Trust or class of the Fund, nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

This Agreement is made and to be performed principally in the State of New York, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of New York.  Any amendment to this Agreement shall be in writing signed by the parties hereto, and requires approval of the Board of Trustees of the Trust, including a majority of the Trustees who are not “interested persons” of the Trust as that term is defined in the Investment Company Act of 1940.  This Agreement supersedes any prior agreement with respect to the subject matter hereof.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST, on behalf of NEUBERGER BERMAN INTERNATIONAL EQUITY PORTFOLIO

By:	/s/ Robert Conti

Name:	Robert Conti

Title:	Chief Executive Officer and President

The foregoing Agreement is hereby accepted as of October 18, 2017

NEUBERGER BERMAN INVESTMENT ADVISERS LLC

By:	/s/ Robert Conti

Name:	Robert Conti

Title:	Managing Director and President - Mutual Funds